

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2020

Brad J. Powers, Esq.
General Counsel
NewLink Genetics Corporation
2503 South Loop Drive
Ames, IA 50010

   Re: NewLink Genetics Corporation
     Preliminary Proxy Statement on Schedule 14A
     Filed November 20, 2019
     File No. 001-35342

Dear Mr. Powers:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: James C.T. Linfield, Esq.